[SHEARMAN & STERLING LLP LETTERHEAD]

May 17, 2006

VIA FACSIMILE

Ms. Michele M. Anderson
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Vonage Holdings Corp.
Registration Statement on Form S-1 (File No. 333-131659)
Customer Directed Share Program

Dear Ms. Anderson:

On behalf of Vonage Holdings Corp. (the “Company”), and in connection with the Company’s registration statement on Form S-1 (File No. 333-131659) originally filed on February 8, 2006 (as amended to date, the “Registration Statement”), including the prospectus contained therein (the “Prospectus”), please find attached hereto as Annex A additional disclosure relating to the Company’s Customer Directed Share Program that the Company proposes to include in the Prospectus (the “Proposed Disclosure”).

As we have discussed, the Company’s initial email communication to prospective participants in the Company’s Customer Directed Share Program did not include an active hyperlink to the Prospectus contained in the Company’s most recently filed Registration Statement. As a result, the staff of the Securities and Exchange Commission (the “Staff”) has indicated to us that the email communication might be viewed as not having been preceded or accompanied by a prospectus as required by Rule 433 under the Securities Act of 1933, as amended (the “1933 Act”).

As you know, the Company’s Customer Directed Share Program is being conducted electronically over the Internet. The website through which all conditional offers to purchase shares of the Company’s common stock must be placed requires each prospective investor to open an electronic copy of the Prospectus prior to making a conditional offer. It is, therefore, logistically impossible for someone to place an order through the Customer Directed Share Program without first having received a copy of the Prospectus. In addition, the page on the website that requires the Prospectus to be opened is located immediately following the  registration/login and basic terms pages. In other words, following validation of identity and presentation of the terms of the Customer Directed Share Program, all potential participants are required to actually open the Prospectus before proceeding to any content involving the placement of orders or the opening of an account.

Furthermore, in response to the Staff’s comment, the website now contains an active hyperlink to the current Prospectus on the very first page of the website (i.e., the login screen). The Company also will be sending a number of electronic update or reminder notices to each potential participant that has progressed through the account opening process (i.e., potential participants that have progressed to or through the conditional order step), and each of these electronic notices will contain an active hyperlink to the then-current Prospectus.

As a result of the foregoing, the Company believes that it would be impossible for any investor who purchased shares through the Customer Directed Share Program to claim, in good faith, that he or she did not receive the Prospectus prior to making an investment decision. The “linear” and fully automated Customer Directed Share Program, which differs fundamentally from processes in which personal or telephone communication form the basis for the placing of orders, ensures that the statutory prospectus delivery objectives of the 1933 Act are satisfied. As a result, the Company believes that the risks to the Company relating to any potential claims are negligible since the policies and objectives of the 1933 Act were not violated, notwithstanding the failure to provide an active hyperlink in the initial email.

The Company respectfully submits that, given the nature of the risks involved and the likely immaterial impact resulting from those risks, additional disclosure in the “Risk Factors” section of the Prospectus would not be necessary for the protection of investors. The Company therefore proposes to add the Proposed Disclosure to the “Underwriting” section of the Prospectus under the heading “Directed Share Programs.”

If you would like to discuss this matter, please do not hesitate to call me at (212) 848-7702.

Respectfully yours,

/s/ James S. Scott, Sr.
James S. Scott, Sr.

cc:                                 Sharon A. O’Leary, Chief Legal Officer
(Vonage Holdings Corp.)
Ferdinand J. Erker, Esq.
(Shearman & Sterling LLP)
Erik R. Tavzel, Esq.
(Cravath, Swaine & Moore LLP)
Adam Roth
(BDO Seidman, LLP)

Annex A

Our initial email communication to prospective participants in the Vonage Customer Directed Share Program did not include an active hyperlink to the prospectus contained in our most recently filed registration statement relating to this offering as required pursuant to Rule 433 of the Securities Act. However, the Vonage Customer Directed Share Program is being conducted electronically through a website that requires each prospective investor to open an electronic copy of a prospectus meeting the requirements of the Securities Act prior to making a conditional offer to purchase shares of our common stock. It is, therefore, impossible for someone to place an order (or open an account to do so) in the Customer Directed Share Program without first having received a copy of the required prospectus. As a result, we believe that the risks to us relating to any potential claims are negligible since the policies and objectives of the Securities Act were not violated, notwithstanding the failure to provide an active hyperlink in the initial email.